Exhibit 99.1

NEWS RELEASE

YAMANA GOLD AND NORTHERN ORION ANNOUNCE DEFINITIVE BUSINESS COMBINATION AGREEMENT; YAMANA FILES FORMAL BID FOR MERIDIAN GOLD

Toronto, Ontario, July 19, 2007 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  and NORTHERN ORION RESOURCES INC. (TSX:NNO; AMEX:NTO) today announced that they have signed a definitive business combination agreement. Yamana also announced that it has filed with securities regulators in Canada and the United States its formal offer for all of the outstanding common shares of Meridian Gold Inc. Accordingly, Yamana is commencing the mailing of its offering circular and related documents to Meridian shareholders.

The offer to Meridian shareholders will remain open until 8:00 p.m. (Toronto time) on August 27, 2007, unless the offer is withdrawn or extended by Yamana.  Under the terms of the offer, Meridian shareholders will be entitled to receive 2.235 Yamana common shares plus C$3.15 in cash for each Meridian common share tendered and taken up by Yamana.

Based on Yamana’s closing share price of C$13.40 on July 19, 2007, the offer price to Meridian shareholders is C$33.10 per share representing an approximate 26.3% premium to the unaffected Meridian share price on June 27, 2007 (the day of Yamana’s original announcement of its proposal to Meridian). On June 27, 2007, the offer price to Meridian shareholders was C$32.25 representing a spot premium of approximately 23% over the closing price of Meridian shares.  The premium was approximately 24.6% based on the respective average closing prices for Yamana and Meridian shares for the 20 trading days on the TSX immediately preceding the June 27, 2007 announcement date.

Under the terms of the definitive agreement between Yamana and Northern Orion, Yamana will acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana share for each Northern Orion share.  The terms of the definitive agreement are set out in more detail in Northern Orion’s shareholder circular which will be filed with the appropriate securities regulators shortly.

Based on Yamana’s closing share price of C$13.40 on July 19, 2007, the transaction price to Northern Orion shareholders is C$7.28 per share representing an approximate 24.9% premium to the unaffected Northern Orion share price on June 27, 2007.  On June 27, 2007, the transaction price to Northern Orion shareholders was C$7.07 per share representing a spot premium of approximately 21.3% over the closing price of Northern Orion shares.  The premium was approximately 28.4% based on the respective average closing prices for Yamana shares and Northern Orion shares for the 20 trading days on the TSX immediately preceding the June 27, 2007 announcement date.

The acquisition of Northern Orion by Yamana has the unanimous support of the Boards of Directors of both Northern Orion and Yamana. GMP Securities L.P. has provided its opinion to Northern Orion’s Board of Directors that the consideration offered to Northern Orion shareholders is fair, from a financial point of view, to the shareholders of Northern Orion. The Northern Orion transaction is subject to customary conditions including receipt of all requisite third party and regulatory approvals and consents, court approval and approval by shareholders of Northern Orion.  It is also conditional on at least 66 2/3% (fully diluted) of the outstanding Meridian common shares having been tendered to the Yamana offer.  The Northern Orion shareholder meeting to consider the Yamana business combination is currently scheduled for August 22, 2007, approximately five days prior to the expiry of Yamana’s offer to Meridian shareholders.

To complete the Meridian offer and the Northern Orion transaction, Yamana will issue approximately 309.8 million new common shares (226.1 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) and pay cash consideration of approximately US$305 million to Meridian shareholders on the basis previously disclosed.  On an issued basis, the pro rata shareholdings of the combined company are anticipated to be:  53.4% existing Yamana shareholders, 34% existing Meridian shareholders and 12.6% existing Northern Orion shareholders.

Copies of the definitive business combination agreement and loan agreement between Yamana and Northern Orion are filed under the profiles of the companies on www.sedar.com and on the SEC’s website at www.sec.gov.

Genuity Capital Markets and Canaccord Capital Corporation are financial advisors to Yamana.  Ongoing advisory services are also being provided to Yamana by Wellington West Capital Markets.  Yamana’s Canadian legal advisor is Cassels Brock & Blackwell LLP and its US legal advisor is Dorsey & Whitney LLP.  Endeavour Financial International Corporation and GMP Securities L.P. are financial advisors to Northern Orion.  Northern Orion’s Canadian legal advisors are DuMoulin Black LLP and Blake, Cassels & Graydon LLP and its US legal advisor is Troutman Sanders LLP.

Commenting on the formal offer, Peter Marrone, chairman and chief executive officer of Yamana stated, “As we have previously indicated, we believe our offer and the proposed transaction provides both Meridian and Northern Orion shareholders with an opportunity to realize full and fair value for their shares. We continue to have the view that the proposed transaction will create value for all three shareholder groups and that Yamana after completion of the proposed transaction will be in an even better position as a premier intermediate gold mining company.  We urge Meridian shareholders to tender their shares to our offer and would welcome discussions with Meridian management and its Board of Directors such that we can all begin to focus on generating value together.”

David Cohen, president and chief executive officer of Northern Orion added, “The combined company will undoubtedly be one of the stronger companies, if not the strongest in the intermediate gold producer category.  The geographical and operational mix is highly complementary and the resulting strong cash flow should command a premium valuation.  We have preserved the ability of Northern Orion shareholders to fully participate in this ultra low cost exposure to the ongoing strength of the metals market and the significant growth prospects of Northern Orion’s development–stage assets.”

About Northern Orion

Northern Orion Resources Inc. is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   Northern Orion principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine, a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  Northern Orion recently completed an update to the feasibility study for the development of the Agua Rica project.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

YAMANA GOLD INC.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com
www.yamana.com

MEDIA INQUIRIES:

Mansfield Communications Inc.
Rob Ireland
(416) 599-0024

NORTHERN ORION RESOURCES INC.
David Cohen
Chief Executive Officer
(604) 689-9663 or 1-866-608-9970
Email:  info@northernorion.com
www.northernorion.com

Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

IMPORTANT NOTICE:  This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and is mailing the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)            the formal offering and takeover-bid circular to be issued to Meridian shareholders (“Offer and Circular”) will not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”).  Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc.  No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)           The Offer will be made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.  UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana, Northern Orion and Meridian.  Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Yamana or Northern Orion and there is no assurance they will prove to be correct.  Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana and Northern

Orion filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Northern Orion filed with the United States Securities and Exchange Commission.  Although Yamana and Northern Orion have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana and Northern Orion undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports.